UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Prospectus dated 1 April 2010
Exhibit No. 2	Director/PDMR Shareholding dated 1 April 2010
Exhibit No. 3	FRN Variable Rate Fix dated 1 April 2010
Exhibit No. 4	FRN Variable Rate Fix dated 7 April 2010
Exhibit No. 5	Early Redemption dated 8 April 2010
Exhibit No. 6	Director/PDMR Shareholding dated 9 April 2010
Exhibit No. 7	FRN Variable Rate Fix dated 13 April 2010
Exhibit No. 8	Early Redemption dated 13 April 2010
Exhibit No. 9	Repurchase and Early Redemption dated 13 April 2010
Exhibit No. 10	Annual Information Update dated 14 April 2010
Exhibit No. 11	Annual Information Update dated 14 April 2010
Exhibit No. 12	FRN Variable Rate Fix dated 14 April 2010
Exhibit No. 13	FRN Variable Rate Fix dated 14 April 2010
Exhibit No. 14	FRN Variable Rate Fix dated 16 April 2010
Exhibit No. 15	Early Redemption dated 16 April 2010
Exhibit No. 16	FRN Variable Rate Fix dated 20 April 2010
Exhibit No. 17	FRN Variable Rate Fix dated 20 April 2010
Exhibit No. 18	FRN Variable Rate Fix dated 23 April 2010
Exhibit No. 19	Director/PDMR Shareholding dated 26 April 2010
Exhibit No. 20	FRN Variable Rate Fix dated 27 April 2010
Exhibit No. 21	FRN Variable Rate Fix dated 28 April 2010
Exhibit No. 22	Total Voting Rights dated 30 April 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 04, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: May 04, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1

Publication of Prospectus

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement dated 30 March 2010 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6123J_1-2010-4-1.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Any Notes issued or to be issued pursuant to the Prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, such Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No.2

1 April 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Mr R Ricci, a Person Discharging Managerial Responsibility of Barclays PLC ("the Company"), notified the Company on 31 March 2010 that on 31 March 2010 he had sold 2,500,000 ordinary shares in the Company at a price of 358.23 pence per share.

Exhibit No.3

As Agent Bank, please be advised of the following rate determined on: 31/03/10
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 06/04/10 to 05/05/10		Payment Date 05/05/10
Number of Days	¦ 29
Rate	¦ 1.29863
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 52.31	¦ 1.05	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.4

As Agent Bank, please be advised of the following rate determined on: 06/04/10
Issue	¦ Barclays Bank Plc - Series 161 - GBP 1,250,000,000 FRN due 02 Jul 2010

ISIN Number	¦ XS0308497014
ISIN Reference	¦ 30849701
Issue Nomin GBP	¦ 1,250,000,000
Period	¦ 06/04/10 to 02/07/10		Payment Date 02/07/10
Number of Days	¦ 87
Rate	¦ 0.66844
Denomination GBP	¦ 1,250,000,000	¦	¦

Amount Payable per Denomination	¦ 1,991,584.93	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.5

Please be advised the following issue has been repurchased for EUR 8,650,000 on 07 Apr 2010 and will be called due to early redemption on 08 Apr 2010

Barclays - Series SN15413 - XS0419166995 - Maturity Date 08 Apr 2014 - O/S Nominal EUR 10,000,000

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit No.6

9 April 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), a HM Revenue and Customs approved all-employee share plan, informed Barclays PLC ("the Company") on 8 April 2010 that it had on 7 April 2010 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of the Company for the following Person Discharging Managerial Responsibilities ("PDMR") at a price of
362.36
p per share:

Director/PDMR	Number of Shares
Mr M Harding	578

The Plan includes Matching Shares provided by the Company on a 1:1 basis up to the first £600 per annum invested by the participant under the Plan.  The number of shares purchased on 7 April 2010 for Mr Harding includes any Matching Shares.

Exhibit No.7

As Agent Bank, please be advised of the following rate determined on: 12/04/10
Issue	¦ Barclays Bank Plc - Series 200 - USD 475,000,000 Guaranteed FRN Due 14 Apr 2012

ISIN Number	¦ XS0440449865
ISIN Reference	¦ US06738G7S32
Issue Nomin USD	¦ 475,000,000
Period	¦ 14/04/10 to 14/07/10		Payment Date 14/07/10
Number of Days	¦ 91
Rate	¦ 0.57041
Denomination USD	¦ 1,000	¦	¦

Amount Payable per Denomination	¦ 1.44	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.8

Please be advised the following issue will be redeemed at par due to a EARLY REDEMPTION on 25 May 2010.

-- Barclays Series 151 USD 1,500,000,000 Due 25 May 2015 - XS0213053910

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit No.9

Please be advised the following issue has been repurchased for SHS 19,908 on 13 Apr 2010 and then will be redeemed above par due to a EARLY REDEMPTION on 13 Apr 2010.

-- Barclays Series SC633 SHS 20,000 Due Perpetual - GB00B3CKT341

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit No.10

Barclays PLC

Annual Information Update for the 12 months up to and including 13 April 2010.

In accordance with Prospectus Rule 5.2, Barclays PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

17/04/2009	Barclays PLC	Director/PDMR Shareholding
21/04/2009	Barclays PLC	Annual Information Update
22/04/2009	Barclays PLC	Holding(s) in Company
23/04/2009	Barclays PLC	AGM Statement
23/04/2009	Barclays PLC	Additional Lending
23/04/2009	Barclays PLC	Result of AGM
28/04/2009	Barclays PLC	AGM Resolutions
30/04/2009	Barclays PLC	Total Voting Rights
07/05/2009	Barclays PLC	Interim Management Statement
08/05/2009	Barclays PLC	Publication of Prospectus
08/05/2009	Barclays PLC	Director/PDMR Shareholding
12/05/2009	Barclays PLC	John Varley speaks at New York investor conference
13/05/2009	Barclays PLC	Publication of Information Memorandum
15/05/2009	Barclays PLC	Statement re. Press Comment
20/05/2009	Barclays PLC	Publication of Final Terms
22/05/2009	Barclays PLC	Publication of Final Terms
26/05/2009	Barclays PLC	Publication of Prospectus
27/05/2009	Barclays PLC	Publication of Final Terms
29/05/2009	Barclays PLC	Total Voting Rights
02/06/2009	Barclays PLC	Sale of Barclays shares by IPIC
03/06/2009	Barclays PLC	Holding(s) in Company
04/06/2009	Barclays PLC	Holding(s) in Company
04/06/2009	Barclays PLC	Holding(s) in Company
04/06/2009	Barclays PLC	Director/PDMR Shareholding
05/06/2009	Barclays PLC	Holding(s) in Company
08/06/2009	Barclays PLC	Statement re. Press Comment
10/06/2009	Barclays PLC	Holding(s) in Company
11/06/2009	Barclays PLC	Publication of Prospectus
11/06/2009	Barclays PLC	Publication of Information Memorandum
12/06/2009	Barclays PLC	Receipt of binding offer for BGI
15/06/2009	Barclays PLC	Director/PDMR Shareholding
16/06/2009	Barclays PLC	Publication of Prospectus
16/06/2009	Barclays PLC	Directorate Change
16/06/2009	Barclays PLC	Acceptance of the BlackRock offer for BGI
16/06/2009	Barclays PLC	Director/PDMR Shareholding
17/06/2009	Barclays PLC	Bob Diamond speaks at New York investor seminar
25/06/2009	Barclays PLC	Life insurance joint venture
25/06/2009	Barclays PLC	Full Early Redemption
30/06/2009	Barclays PLC	Total Voting Rights
30/06/2009	Barclays PLC	Director/PDMR Shareholding
03/07/2009	Barclays PLC	Total Voting Rights
06/07/2009	Barclays PLC	Holding(s) in Company
06/07/2009	Barclays PLC	Holding(s) in Company
07/07/2009	Barclays PLC	Holding(s) in Company
08/07/2009	Barclays PLC	Publication of Information Memorandum
08/07/2009	Barclays PLC	Holding(s) in Company
08/07/2009	Barclays PLC	Holding(s) in Company
10/07/2009	Barclays PLC	Circular to shareholders
10/07/2009	Barclays PLC	Additional Listing
14/07/2009	Barclays PLC	Blocklisting Interim Review
14/07/2009	Barclays PLC	Blocklisting Interim Review
14/07/2009	Barclays PLC	Blocklisting Interim Review
14/07/2009	Barclays PLC	Blocklisting Interim Review
14/07/2009	Barclays PLC	Blocklisting Interim Review
14/07/2009	Barclays PLC	Blocklisting Interim Review
14/07/2009	Barclays PLC	Blocklisting Interim Review
14/07/2009	Barclays PLC	Blocklisting Interim Review
16/07/2009	Barclays PLC	Directorate Change
20/07/2009	Barclays PLC	Absa Directorate Change
23/07/2009	Barclays PLC	Full Early Redemption
31/07/2009	Barclays PLC	Total Voting Rights
03/08/2009	Barclays PLC	Half Yearly Report
03/08/2009	Barclays PLC	Director/PDMR Shareholding
05/08/2009	Barclays PLC	Publication of Prospectus
05/08/2009	Barclays PLC	Director/PDMR Shareholding
06/08/2009	Barclays PLC	EGM Statement
06/08/2009	Barclays PLC	EGM Results
13/08/2009	Barclays PLC	Publication of Final Terms
18/08/2009	Barclays PLC	Full Early Redemption
19/08/2009	Barclays PLC	Director/PDMR Shareholding
28/08/2009	Barclays PLC	Total Voting Rights
04/09/2009	Barclays PLC	Chris Lucas speaks at London Investor Conference
07/09/2009	Barclays PLC	Holding(s) in Company
10/09/2009	Barclays PLC	Life insurance joint venture
14/09/2009	Barclays PLC	John Varley speaks at London Investor Conference
15/09/2009	Barclays PLC	Barclays Capital Financial Services Conference
16/09/2009	Barclays PLC	Restructuring of $12.3bn of credit market assets
29/09/2009	Barclays PLC	John Varley speaks at London conference
29/09/2009	Barclays PLC	Acquisition
30/09/2009	Barclays PLC	Total Voting Rights
15/10/2009	Barclays PLC	Publication of Base Prospectus Supplement
26/10/2009	Barclays PLC	Acquisition
29/10/2009	Barclays PLC	Total Voting Rights
29/10/2009	Barclays PLC	Holding(s) in Company
29/10/2009	Barclays PLC	Publication of Final Terms
30/10/2009	Barclays PLC	Directorate Change
03/11/2009	Barclays PLC	Directorate Change
10/11/2009	Barclays PLC	Interim Management Statement
11/11/2009	Barclays PLC	Director/PDMR Shareholding
13/11/2009	Barclays PLC	Publication of Prospectus
26/11/2009	Barclays PLC	Full Early Redemption
30/11/2009	Barclays PLC	Total Voting Rights
01/12/2009	Barclays PLC	Barclays Completes Sale of BGI to BlackRock
02/12/2009	Barclays PLC	Chris Lucas speaks at Paris Investor Conference
07/12/2009	Barclays PLC	Holdings(s) in Company
07/12/2009	Barclays PLC	Director/PDMR Shareholding
08/12/2009	Barclays PLC	Director/PDMR Shareholding
16/12/2009	Barclays PLC	Director/PDMR Shareholding
21/12/2009	Barclays PLC	Director/PDMR Shareholding
23/12/2009	Barclays PLC	Total Voting Rights
23/12/2009	Barclays PLC	Director/PDMR Shareholding
29/12/2009	Barclays PLC	Publication of Final Terms
04/01/2010	Barclays PLC	Acquisition of Standard Life Bank PLC
05/01/2010	Barclays PLC	Director/PDMR Shareholding
12/01/2010	Barclays PLC	Publication of Prospectus
12/01/2010	Barclays PLC	Director/PDMR Shareholding
14/01/2010	Barclays PLC	Acquisition
19/01/2010	Barclays PLC	Publication of Final Terms
29/01/2010	Barclays PLC	Blocklisting Interim Review
29/01/2010	Barclays PLC	Blocklisting Interim Review
29/01/2010	Barclays PLC	Blocklisting Interim Review
29/01/2010	Barclays PLC	Blocklisting Interim Review
29/01/2010	Barclays PLC	Blocklisting Interim Review
29/01/2010	Barclays PLC	Blocklisting Interim Review
29/01/2010	Barclays PLC	Blocklisting Interim Review
29/01/2010	Barclays PLC	Blocklisting Interim Review
29/01/2010	Barclays PLC	Total Voting Rights
04/02/2010	Barclays PLC	Director/PDMR Shareholding
11/02/2010	Barclays PLC	Acquisition
16/02/2010	Barclays PLC	Preliminary Results
17/02/2010	Barclays PLC	Exercise of Warrants in Barclays PLC
17/02/2010	Barclays PLC	Holding(s) in Company
17/02/2010	Barclays PLC	Holding(s) in Company
17/02/2010	Barclays PLC	Director/PDMR Shareholding
19/02/2010	Barclays PLC	Holding(s) in Company
23/02/2010	Barclays PLC	Full Early Redemption
24/02/2010	Barclays PLC	Publication of Prospectus
24/02/2010	Barclays PLC	Holding(s) in Company
26/02/2010	Barclays PLC	Total Voting Rights
02/03/2010	Barclays PLC	Holding(s) in Company
02/03/2010	Barclays PLC	Holding(s) in Company
08/03/2010	Barclays PLC	Holding(s) in Company
17/03/2010	Barclays PLC	Publication of Final Terms
19/03/2010	Barclays PLC	Annual Financial Report
19/03/2010	Barclays PLC	Director/PDMR Shareholding
22/03/2010	Barclays PLC	Group Reporting Changes (effective 1 January 2010)
23/03/2010	Barclays PLC	Bob Diamond speaks at London investor conference
23/03/2010	Barclays PLC	Doc. re Annual Review and Notice of Meeting
23/03/2010	Barclays PLC	Director/PDMR Shareholding
25/03/2010	Barclays PLC	Director/PDMR Shareholding
29/03/2010	Barclays PLC	Directorate Change
30/03/2010	Barclays PLC	Consolidated Basel II Pillar 3 Disclosure for 2009
30/03/2010	Barclays PLC	Director/PDMR Shareholding
31/03/2010	Barclays PLC	Acquisition
31/03/2010	Barclays PLC	Total Voting Rights
01/04/2010	Barclays PLC	Publication of Prospectus
01/04/2010	Barclays PLC	Director/PDMR Shareholding
08/04/2010	Barclays PLC	Early Redemption
09/04/2010	Barclays PLC	Director/PDMR Shareholding

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at
www.londonstockexchange.com
.

The Company also has a secondary listing on the New York Stock Exchange.  The Company has submitted filings to the US Securities and Exchange Commission ("SEC").  Full details of the filings can be found on the SEC's website at:
www.sec.gov
.

The Company has submitted filings to Companies House in relation to:

·
the allotment of shares
·
the appointment and resignation of Directors (or changes in their particulars)
·
the filing of Group accounts
·
the Company's annual return
·
the Memorandum of Association
·
the authority to allot shares
·
the authority to dis-apply pre-emption rights
·
increase in authorised share capital

Copies of these documents can be found on the Companies House Direct website at:
www.direct.companieshouse.gov.uk
or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for the period ended 31 December 2009 (which was filed with the UKLA Document Viewing Facility on 19 March 2010) can be found on the Company's Investor Relations website at:
www.barclays.com/investorrelations
.

Further information regarding the Company and its activities is available at:
www.barclays.com
and
www.barclays.com/investorrelations
.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Marie Smith
Assistant Secretary

14 April 2010

Exhibit No.11

Barclays Bank PLC

Annual Information Update for the 12 months up to and including 13 April 2010.

In accordance with Prospectus Rule 5.2, Barclays Bank PLC (the "Company') announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

02/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
02/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
07/04/2009	Barclays Bank PLC	Partial Early Repurchase
08/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
09/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
14/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
14/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
15/04/2009	Barclays Bank PLC	Publication of Prospectus
16/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/04/2009	Barclays Bank PLC	Annual Information Update
22/04/2009	Barclays Bank PLC	Publication of Final Terms
22/04/2009	Barclays Bank PLC	Fully Early Redemption
27/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
30/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
30/04/2009	Barclays Bank PLC	FRN Variable Rate Fix
30/04/2009	Barclays Bank PLC	Upper Tier 2 Exchange Offers
06/05/2009	Barclays Bank PLC	Pricing and Tenor for Tier 2 Exchange Offers
07/05/2009	Barclays Bank PLC	Full Early Redemption
08/05/2009	Barclays Bank PLC	Publication of Prospectus
08/05/2009	Barclays Bank PLC	Amendment to Tier 2 Exchange Offers
13/05/2009	Barclays Bank PLC	Amendment to Tier 2 Exchange Offers
13/05/2009	Barclays Bank PLC	Publication of Information Memorandum
14/05/2009	Barclays Bank PLC	Upper Tier 2 Exchange Offers
15/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
20/05/2009	Barclays Bank PLC	Publication of Final Terms
21/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
22/05/2009	Barclays Bank PLC	Publication of Final Terms
26/05/2009	Barclays Bank PLC	Publication of Prospectus
26/05/2009	Barclays Bank PLC	Notice
27/05/2009	Barclays Bank PLC	FRN Variable Rate Fix
27/05/2009	Barclays Bank PLC	Publication of Final Terms
02/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
03/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
03/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
04/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
05/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
09/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
09/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
09/06/2009	Barclays Bank PLC	Exchange of Subordinated Notes
10/06/2009	Barclays Bank PLC	Offer to purchase notes - Lambda Finance B.V.
11/06/2009	Barclays Bank PLC	Publication of Prospectus
11/06/2009	Barclays Bank PLC	Publication of Information Memorandum
15/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/06/2009	Barclays Bank PLC	Publication of Prospectus
16/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
22/06/2009	Barclays Bank PLC	Lambda Finance B.V. Notes - Tender Offer Acceptance
22/06/2009	Barclays Bank PLC	Upper Tier 2 Exchange Offers
23/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
25/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
25/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
25/06/2009	Barclays Bank PLC	FRN Variable Rate Fix
02/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
02/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
08/07/2009	Barclays Bank PLC	Publication of Information Memorandum
08/07/2009	Barclays Bank PLC	Upper Tier 2 Exchange Offer
09/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
13/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/07/2009	Barclays Bank PLC	Results of Upper Tier 2 Exchange Offer
29/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
30/07/2009	Barclays Bank PLC	FRN Variable Rate Fix
03/08/2009	Barclays Bank PLC	Half Yearly Report
03/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
05/08/2009	Barclays Bank PLC	Publication of Prospectus
07/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
07/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
07/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
10/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
12/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
12/08/2009	Barclays Bank PLC	Full Early Redemption
13/08/2009	Barclays Bank PLC	Publication of Final Terms
17/08/2009	Barclays Bank PLC	Publication of Final Terms
18/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
25/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
26/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
26/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
28/08/2009	Barclays Bank PLC	FRN Variable Rate Fix
01/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
01/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
01/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
01/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
01/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
01/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
01/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
04/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
07/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
07/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
07/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
09/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
15/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
23/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
24/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
24/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
30/09/2009	Barclays Bank PLC	FRN Variable Rate Fix
01/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
02/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
02/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
07/10/2009	Barclays Bank PLC	Early Redemption
09/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
12/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
13/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
13/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
13/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
15/10/2009	Barclays Bank PLC	Publication of Base Prospectus Supplement
15/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
22/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
28/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
29/10/2009	Barclays Bank PLC	Publication of Final Terms
30/10/2009	Barclays Bank PLC	FRN Variable Rate Fix
03/11/2009	Barclays Bank PLC	Full Early Redemption
11/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
13/11/2009	Barclays Bank PLC	Publication of Prospectus
16/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
19/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
23/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
25/11/2009	Barclays Bank PLC	Full Early Redemption
25/11/2009	Barclays Bank PLC	Early Redemption - Amendment
26/11/2009	Barclays Bank PLC	FRN Variable Rate Fix
03/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
03/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
04/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
09/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
16/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
17/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
18/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
21/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
23/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
29/12/2009	Barclays Bank PLC	FRN Variable Rate Fix
29/12/2009	Barclays Bank PLC	Publication of Final Terms
04/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
04/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
12/01/2010	Barclays Bank PLC	Publication of Prospectus
13/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
15/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
15/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/01/2010	Barclays Bank PLC	Publication of Final Terms
20/01/2010	Barclays Bank PLC	Notice
21/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
21/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
22/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
25/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
26/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
27/01/2010	Barclays Bank PLC	FRN Variable Rate Fix
01/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
03/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/02/2010	Barclays Bank PLC	Preliminary Results
16/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
16/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
18/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
22/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
23/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
24/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
24/02/2010	Barclays Bank PLC	Publication of Prospectus
25/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
26/02/2010	Barclays Bank PLC	Notice
26/02/2010	Barclays Bank PLC	FRN Variable Rate Fix
09/03/2010	Barclays Bank PLC	FRN Variable Rate Fix
11/03/2010	Barclays Bank PLC	FRN Variable Rate Fix - amendment
17/03/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/03/2010	Barclays Bank PLC	FRN Variable Rate Fix
17/03/2010	Barclays Bank PLC	Publication of Final Terms
17/03/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/03/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/03/2010	Barclays Bank PLC	FRN Variable Rate Fix
19/03/2010	Barclays Bank PLC	FRN Variable Rate Fix
25/03/2010	Barclays Bank PLC	FRN Variable Rate Fix
25/03/2010	Barclays Bank PLC	FRN Variable Rate Fix
01/04/2010	Barclays Bank PLC	Publication of Prospectus
01/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
07/04/2010	Barclays Bank PLC	FRN Variable Rate Fix
13/04/2010	Barclays Bank PLC	Repurchase and Early Redemption
13/04/2010	Barclays Bank PLC	Early Redemption
13/04/2010	Barclays Bank PLC	FRN Variable Rate Fix

Details of all regulatory announcements can be found in full on the Company's Market News page on the London Stock Exchange website at
www.londonstockexchange.com
.

The Company has submitted filings to the US Securities and Exchange Commission ("SEC").  Full details of the filings can be found on the SEC's website at:
www.sec.gov
.

The  Company has submitted filings to the Canadian securities regulatory authorities. Full details of the filings can be found at:
www.sedar.com
.

The Company's securities are also listed on Euronext Paris, Deutsche Boerse, the Luxembourg Stock Exchange, the Channel Islands Stock Exchange, the Copenhagen Stock Exchange, the Irish Stock Exchange, the Borsa Italiana, the Warsaw Stock Exchange, the Prague Stock Exchange and the Madrid and Barcelona Stock Exchanges.  Details of regulatory filings made to these bodies can be found on the following websites:

Euronext Paris
www.euronext.com

Deutsche Boerse
www.boerse-frankfurt.com
Luxembourg Stock Exchange
www.bourse.lu
Channel Islands Stock Exchange
www.cisx.com
Copenhagen Stock Exchange
www.nasdaqomxnordic.com
Irish Stock Exchange
www.ise.ie
Borsa Italiana
www.borsaitaliana.it
Singapore Stock Exchange
www.sgx.com
Nordic Derivatives Exchange
www.ngm.se
Warsaw Stock Exchange
www.gpw.pl
Prague Stock Exchange
www.pse.cz
Madrid and Barcelona Stock Exchanges
www.cnmv.es

The Company has submitted filings to Companies House, in relation to:

-       the allotment of shares
-       the appointment and resignation of Directors (or changes in their particulars)
-       amendment to the Memorandum and Articles of Association
-       particulars of mortgages/charges
-       the Company's annual return
-       the authority to allot shares
-       the dis-application of pre-emption rights
-       the filing of accounts

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Marie Smith
Assistant Secretary

14 April 2010

Exhibit No.12

As Agent Bank, please be advised of the following rate determined on: 13/04/10
Issue	¦ Barclays Bank Plc - Series 64 Tranche 1 - EUR 50,000,000 Subordinated FRN due 15 Oct 2019

ISIN Number	¦ XS0102643169
ISIN Reference	¦ 10264316
Issue Nomin EUR	¦ 50,000,000
Period	¦ 15/04/10 to 15/10/10		Payment Date 15/10/10
Number of Days	¦ 183
Rate	¦ 1.453
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 369,304.17	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.13

As Agent Bank, please be advised of the following rate determined on: 13/04/10
Issue	¦ Barclays Bank Plc - Series 178 - GBP 2,000,000,000 FRN due 13 Jan 2012

ISIN Number	¦ XS0408286994
ISIN Reference	¦ 40828699
Issue Nomin GBP	¦ 2,000,000,000
Period	¦ 13/04/10 to 13/07/10		Payment Date 13/07/10
Number of Days	¦ 91
Rate	¦ 0.89969
Denomination GBP	¦ 100,000	¦ 2,000,000,000	¦

Amount Payable per Denomination	¦ 224.31	¦ 4,486,125.48	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.14

As Agent Bank, please be advised of the following rate determined on: 15/04/10
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 19/04/10 to 19/05/10		Payment Date 19/05/10
Number of Days	¦ 30
Rate	¦ 1.20625
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 100.52	¦ Pok2,010,416.67	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.15

16 April 2010

BARCLAYS BANK PLC
US$1,500,000,000 Callable Floating Rate Subordinated Notes due 2015

ISIN: XS0213053910

(the "
Notes
")

NOTICE OF Confirmation of Redemption of Notes and
Cancellation of Listing

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "
Company
") that the Company intends to fully redeem all of the outstanding Notes on 25 May 2010 (the "
Redemption Date
"), pursuant to Condition 5(c) of the Notes and in accordance with paragraph 21 of the Pricing Supplement dated 23 February 2005 in relation to the Notes.  Accordingly, at the request of the Company:

(1)       the Financial Services Authority in its capacity as UK Listing Authority will cancel the listing of the Notes on the Official List with effect from the Redemption Date; and
(2)       the London Stock Exchange plc will cancel the admission of the Notes to trading on the London Stock Exchange with effect from the Redemption Date.

Exhibit No.16

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2010 TO 17-May-2010 HAS BEEN FIXED AT 1.098750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-May-2010 WILL AMOUNT TO:
GBP 46.66 PER GBP 50000 DENOMINATION

Exhibit No.17

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2010 TO 17-May-2010 HAS BEEN FIXED AT 1.098750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 17-May-2010 WILL AMOUNT TO:
GBP 46.66 PER GBP 50000 DENOMINATION

Exhibit No.18

As Agent Bank, please be advised of the following rate determined on: 22/04/10
Issue	¦ Barclays Bank Plc - Series 193 - EUR 1,500,000,000 FRN due 25 Oct 2010

ISIN Number	¦ XS0424840758
ISIN Reference	¦ 042484075
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 26/04/10 to 26/07/10		Payment Date 26/07/10
Number of Days	¦ 91
Rate	¦ 2.044
Denomination EUR	¦ 50,000	¦	¦

Amount Payable per Denomination	¦ 258.34	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.19

26 April 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The independent nominee of the Barclays ESAS Nominee Arrangement notified Barclays PLC (the "Company") on 23 April 2010 that it had on 1 March 2010 exercised its discretion and re-invested the final dividend for 2009 in ordinary shares of the Company at a price of 307.05p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
J Del Missier	4,256
R E Diamond	9,699
A Jenkins	135
T Kalaris	2,767
R Ricci	989

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
R E Diamond	9,532,307	-

Exhibit No.20

As Agent Bank, please be advised of the following rate determined on: 26/04/10
Issue	¦ Barclays Bank Plc - Series 203 - EUR 2,000,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,000,000,000
Period	¦ 28/04/10 to 28/07/10		Payment Date 28/07/10
Number of Days	¦ 91
Rate	¦ 1.445
Denomination EUR	¦ 1,000	¦ 50,000	¦ 2,000,000,000

Amount Payable per Denomination	¦ 3.65	¦ Pok182.63	¦ XS0459903620

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.21

As Agent Bank, please be advised of the following rate determined on: 27/04/10
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 30/04/10 to 30/07/10		Payment Date 30/07/10
Number of Days	¦ 91
Rate	¦ 1.6875
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,051.80	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.22

30 April 2010

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,042,911,606 ordinary shares with voting rights as at 29 April 2010. There are no ordinary shares held in Treasury.

The above figure (12,042,911,606) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.